PIRANHA VENTURES, INC.

34808 Staccato Street

Palm Desert, California 92211

March 9, 2010

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Piranha Ventures, Inc.

File No. 000-21909

Dear Ms. Bouvet:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated January 12, 2010, are quoted below and are followed in each case by the Company’s response thereto.

General

Comment No. 1

Please amend your Form 10 to include audited financial statements for the fiscal year ended December 31, 2009. As applicable, update the remainder of the filing accordingly. Refer to Rule 8-08 of Regulation S-X.

Response

The financial statements and the body of the Form 10 have been updated.

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

Piranha Ventures, Inc.

/s/ Robert Ipson

Robert Ipson, CEO